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                               January 16, 2007



Securities and Exchange Commission
Washington, DC  20549


                  RE:      REGISTRATION STATEMENT ON FORM S-1
                           (REGISTRATION NO. 333-138907

Dear Sirs:

                  Pursuant to Rule 477 promulgated under the Securities Act of 1933, the undersigned agent for service named in the above-captioned Registration Statement, acting on behalf of the Voting Trustees under the Voting Trust Agreement, to be dated as of March 16, 2007, relating to Common Stock issued by Graybar Electric Company, Inc., hereby makes application to withdraw such Registration Statement. No securities have been sold under such Registration Statement.

                  The reason for withdrawal is that the registration statement is being filed under a different CIK number.

                                  Very truly yours,

                                  /s/ T. F. Dowd

                                  T. F. Dowd